Please note that this letter and other documents are in draft form, and do not necessarily reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

RENN Fund, Inc.
11520 North Central Expressway
Suite 162
Dallas, Texas 75243

April 7, 2017

VIA EDGAR TRANSMISSION

Ms. Lisa Larkin
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C. 20549

Re:	RENN Fund, Inc. (the “Company” or “Fund”)
Investment Company Act Registration No.: 811-22299

Dear Ms. Larkin:

This correspondence is being submitted in response to the latest oral comments and suggestions provided by the staff of the Securities and Exchange Commission (the “Commission” or the “Staff”) on March 28, 2017, regarding the Commission’s review of the Company’s preliminary proxy statement (the “Proxy”).

For your convenience, the comments by the Staff have been reproduced in bold typeface immediately followed by the Company’s responses.

In addition, this letter is accompanied by a revised draft of the Proxy, redlined to show the changes that the Fund proposes to make from the version of the Proxy previously submitted with our correspondence dated March 22, 2017.

Accounting

1.
Staff Comment:  On page (ii), in the response to the second question in the Questions and Answers Related to Proposal One, explain why Horizon’s investment approach is not expected to create any immediate portfolio turnover.  Is it because Horizon has advised the Fund that it does not anticipate disposing of the Fund’s current holdings?

Response:  The Fund responds by noting that the proposed investment adviser, Horizon Asset Management LLC (“Horizon”), has advised the Board of Directors (“Board”) that it does not anticipate selling any of the Fund’s current holdings, as it does not believe current market prices for the Fund’s remaining assets represent fair value. Therefore, consistent with Horizon’s long-term, value-oriented approach, Horizon has determined it would be beneficial not to liquidate the Fund’s assets at current prices.

2.
Staff Comment:  On page (iii), in the response to the last question of the Questions and Answers Related to Proposal One, clarify the sentence that states Horizon Kinetics has informed the Fund that it will leverage its existing relationships and internal resources in an effort to reduce total Fund expenses.  Be specific about how expenses will be reduced, and if such reduction is not assured, delete the disclosure.

Response:  The Fund responds by stating that Horizon has advised the Board that it has already negotiated favorable terms with its existing service providers that would lower total Fund expenses; however, those service providers have not yet been engaged by the Fund and will not be engaged until after approval of the matters in the proxy statement by shareholders. Although it is premature to disclose the specific terms of any proposed service-provider engagements, the Fund will revise this sentence to more specifically indicate that Horizon believes the principal source of the anticipated cost savings will be reduced fees and costs related to third-party services provided to the Fund.

3.	Staff Comment: On page (iii), in the response to the question related to Proposal Two, add a sentence explaining why the Board changed it position on the previously-approved complete liquidation.

Response:  The Fund responds by directing the Staff’s attention to existing disclosures in the Proxy Statement found starting on page 20 under the heading “Rationale for the Proposal to Revoke the Plan of Liquidation,” which describes in detail the Board’s rationale to propose the revocation of the Plan of Liquidation.  The Fund will add an additional sentence referring to such disclosures.

4.
Staff Comment:  On page (iv), in the response to the first question under the caption “Additional Questions and Answers,” clarify in correspondence to the Staff whether the reference to “among others” refers just to the additional factors discussed later in the Proxy Statement.

Response:  The Fund responds by stating the reference to “among others” is meant to refer to the additional factors referred to throughout the Proxy Statement, and the Fund will revise this sentence to make that clear.

5.	Staff Comment: In the last bullet of that same response, on page (v), disclose the basis for the statement that “Horizon has informed the Board that it will be able to grow the Fund’s assets.”

Response:  The Fund responds by noting that it will change the sentence to read: “The Fund has been trading at a significant discount to its net asset value for an extended period of time, and Horizon has informed the Board that it believes it will be able to grow the Fund’s assets over time, which should have a positive impact on trading prices of the Fund’s shares in relation to net asset value, although no assurance of such an impact can be given.”

6.
Staff Comment:  On page (v), in the response to the question “If the Proposals are approved at the Special Meeting, what will happen next?”, clarify whether any decision regarding a change of the Fund’s service providers would be made by the Board.

Response:  The Fund responds by stating that, under the terms of the proposed Investment Advisory Agreement, Horizon will have the authority to arrange for the provision of management and administrative services by third parties.  The Fund will revise the disclosure to indicate, consistently with the terms of such agreement, that Horizon will not be relieved of any of its obligations as a result of any such delegation or appointment.

7.
Staff Comment:  In the response to the next question on page (v), it is stated that if the Proposals are not approved, the Board would consider the possibility of completing the complete liquidation and dissolution previously approved by the shareholders.  Clarify that, unless the Board were to submit an alternative proposal to the shareholders, the Fund would be liquidated in accordance with the previously-approved Plan of Liquidation.

Response:  The Fund responds by noting it will revise the language to provide that the Fund will be liquidated in accordance with the previously-approved Plan of Liquidation, unless an alternative proposal is submitted to shareholders.

8.
Staff Comment: The Staff notes that the statement in the initial filing of the preliminary proxy statement, in the response to the first question in the Question and Answer section, that the proposed investment advisory agreement would be deemed to constitute an “assignment” of the Fund’s existing investment advisory agreement has been deleted.  Confirm supplementally, if true, that Section 15(f) of the Investment Company Act of 1940 does not apply in any respect.  Specifically, confirm that the existing investment adviser will not, directly or indirectly, receive any amount or benefit in connection with a sale of its securities, or of any interest in such adviser, in connection with the Proposals and the new investment advisory agreement with Horizon.  Note that, if this cannot be confirmed, Section 15(f)(1)’s requirements regarding Board independence would have to be complied with.

Response:  The Fund responds by stating that Section 15(f) of the Investment Company Act of 1940 does not apply.  The Fund confirms that neither RENN Capital Group, Inc., the existing investment adviser, nor any affiliated person will receive, directly or indirectly, any compensation or benefit from the engagement of Horizon as the new adviser to the Fund, and specifically, that no securities of or other interest in RENN Capital Group will be sold in connection with the matters addressed in the Proxy.

9.
Staff Comment: In the discussion of the new adviser, which begins on page 7, state whether Horizon advises any investment fund having a similar investment objective to RENN Fund, as required by Item 22(c)(10) of Schedule 14A.  If so, state (a) the size of such similar fund and (b) Horizon’s compensation for advising the fund.

Response:  The Fund responds by noting that Horizon has confirmed it does not manage a fund that is similar to the RENN Fund.

10.
Staff Comment:  In the bullet captioned “Investment Performance” on pages 7-8, state whether the Board compared Horizon’s performance as adviser for any similar funds.  See Item 22(c)(11)(i) of Schedule 14A.  Elaborate on why the Board concluded that Horizon’s performance was “favorable”.  Provide additional details regarding the evaluation of Horizon’s performance, including, for example, whether data from third party sources (such as Morningstar or Lipper) was used for purposes of comparison.

Response:  The Fund responds by noting the Board considered Horizon’s performance within the various accounts and strategies it manages although as noted above, there were no similar funds managed by Horizon to compare.  When evaluated over the long-term, the Board deemed Horizon’s performance to be favorable, based, in part, on the Board members’ own long history in the investment management industry.  The Board did not utilize data from any third party sources.

11.	Staff Comment: In the discussion at the top of page 8 relating to the factors considered by the Board, disclose whether the Board considered any benefits, such as soft-dollar arrangements,

that would be received by Horizon and, if so, what the Board concluded with respect to those benefits.

Response:  The Fund responds that it will revise the disclosure to reflect that the Board considered whether any ancillary benefits would accrue to Horizon’s benefit.

12.
Staff Comment:  In the discussion of the comparison of the Fund’s current strategy to Horizon’s proposed strategy, which begins on page 12, focus on the differences between the two strategies.  The disclosure on pages 12-13 indicates that both the existing strategy and the proposed strategy will follow a long-term value approach. Given the similarities, it is important to explain to the reader how the strategies differ.

Response:  The Fund notes that both strategies have an investment objective of capital appreciation and income, but differ in their approach; the current strategy focuses on emerging growth companies whereas the proposed strategy utilizes a value-based approach that does not focus on emerging companies.  The Fund will highlight this and other significant distinctions in the Proxy.

13.
Staff Comment:  Similarly, the detail regarding investment risks, which begins on page 14, would seem to be unnecessary if the risks with respect to an investment in the Fund are not expected to change significantly if Horizon is engaged as investment adviser, as is stated on page 14. Focus the discussion on any significant risks that are associated with one strategy but not the other. If, however, an extensive discussion of risks is retained in the document, discuss the risks that relate to a value-oriented investment approach and to investments in distressed debt, ETNs, swaps, privately-held companies and companies that trade over the counter.

Response:  The Fund responds by stating that the risks disclosed are relevant and typical to the discussion of a value-oriented investment approach and are material to the Fund’s strategy.  The Fund will revise the disclosure to add discussion of risk factors related to certain types of investments as suggested by the Staff.

14.
Staff Comment: In the bullet at the top of page 20 following numbered paragraph 3, clarify why the engagement of Horizon and its intention not to liquidate any of the Fund’s remaining assets in the near term would, in the Board’s view, be preferable to the orderly liquidation described in numbered paragraph 3.  With respect to the second-to-last sentence of this paragraph, explain why Horizon Kinetics has determined that it would be beneficial not to liquidate the Fund’s remaining assets in the near term.

Response:  The Fund directs the Staff’s attention to the disclosures found in the preceding paragraphs that outline the Board’s rationale for the proposal to revoke the Plan of Liquidation, including notably that there is not an active trading market for certain Fund assets, which could lead to selling prices that the Board does not feel are adequate.  Additionally, the Fund highlights additional disclosures that if the Fund were to proceed with a liquidation of Fund assets, shareholders would lose the opportunity to derive future tax benefits from the existing capital loss carryforwards.  The Fund will nonetheless add disclosure that Horizon does not believe current market prices for the Fund’s remaining assets represent fair value, and therefore, has determined it would be beneficial not to liquidate the Fund’s assets.

15.
Staff Comment:  In the bullet following numbered paragraph 4 on page 20, it is stated that Horizon will “modify” the current investment strategy of the Fund to include a long-term fundamental value-oriented approach.  As noted above, it appears that the current investment strategy also involves a value-oriented approach.  If that is the case, explain how the new strategy will differ from the existing strategy, and why the new approach is expected to be beneficial.  If the existing adviser does not employ a long-term value-oriented approach, make that clear in the Proxy Statement and discuss the differences between the approaches.

Response:  The Fund responds by noting that, while both the existing investment strategy of RENN Capital Group and Horizon’s proposed strategy employ a long-term approach, the current Fund strategy focuses on emerging growth companies whereas Horizon will implement a fundamental value-oriented approach that encompasses a wider range of issuer types and financial instruments.  For example, Horizon may target established companies whose market values are below their intrinsic values based on market forces, performance fundamentals, and similar factors, not limited to emerging growth companies.  The Fund will revise the section entitled “Comparison of the Fund’s Current Strategy and the Proposed Strategy” to explain how the two strategies have similar overall objectives and philosophies and highlight the principal differences in how the strategies are implemented.

16.
Staff Comment:  In the list of Murray Stahl’s other directorships in the table on page 23, add parentheticals regarding the nature of the businesses of Winland Electronics and IL&FS Securities Services.

Response:  The Fund will add parentheticals for Murray Stahl’s other directorships as requested.

17.	Staff Comment: Indicate supplementally whether the prior disclosure regarding Eric Sites’ personal bankruptcy is required and whether it will be included in the Proxy Statement.

Response:  The Fund responds that, while it does not believe Mr. Eric Sites’ personal bankruptcy, which was approved by the U.S. Bankruptcy Court for the Northern District of Illinois in 2011 and discharged in 2016, is material to an evaluation of his ability or integrity, the Fund will nevertheless take a conservative approach and disclose the existence of the bankruptcy pursuant to Item 7(b) of Schedule 14A and Item 401(f) of Reg. S-K referred to therein.

If you have any questions regarding the enclosed, please do not hesitate to contact Lynne Marie Simon at 214-693-2661 or the undersigned at 214-891-8294.

Very truly yours,

/s/ Russell Cleveland
Russell Cleveland
President
RENN Fund, Inc.

cc: Thompson & Knight, LLP